Exhibit 99.1

News Release

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE UNITED STATES

Brookfield Announces Closing of Secondary Offering of L.P. Units

TORONTO, Ontario and HAMILTON, Bermuda, March 13, 2013 – Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) (TSX: BEP.UN) and Brookfield Asset Management (“Brookfield”) (TSX: BAM.A, NYSE: BAM) have completed the previously announced bought-deal secondary offering with a syndicate of underwriters led by Scotiabank, CIBC, RBC Capital Markets and TD Securities Inc., through which Brookfield sold 8,065,000 L.P. units of Brookfield Renewable at an offering price of $31.00 per L.P. unit, for total gross proceeds of $250 million to Brookfield.

Brookfield now owns 169,685,609 L.P. units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis.

This news release shall not constitute an offer of securities for sale in the United States. The L.P. units offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. There shall not be any public offering of the L.P. units in the United States.

*****

About Brookfield Renewable Energy Partners

Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 5,600 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to unitholders. For more information, please visit www.brookfieldrenewable.com.

About Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For Brookfield Renewable Energy Partners:

Zev Korman
Director, Investor Relations
Brookfield Renewable Energy Partners
Tel: (416) 359-1955
Email : zev.korman@brookfield.com

For Brookfield Asset Management:

Investors:	Media:
Katherine Vyse	Andrew Willis
SVP, Investor Relations	SVP, Communications & Media
Tel: (416) 369-8246	Tel: (416) 369-8236
Email: katherine.vyse@brookfield.com	Email: andrew.willis@brookfield.com